As filed with the Securities and Exchange Commission on June 30, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CIVITAS BANKGROUP, INC.
(Exact name of Registrant as specified in its Charter)
Tennessee (State or other Jurisdiction of Incorporation or Organization)	62-1297760 (I.R.S. Employee Identification Number)
4 Corporate Centre, Suite 320
810 Crescent Centre Drive
Franklin, Tennessee 37067
(615) 263-9500
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
Andy LoCascio
Civitas BankGroup, Inc.
4 Corporate Centre, Suite 320
810 Crescent Centre Drive
Franklin, Tennessee 37067
(615) 263-9500
(Name, Address, Including Zip Code, and Telephone Number
Including Area Code, of Agent For Service)
Copies to:
Bob F. Thompson
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
be Registered	Registered (1)	Offering Price Per Unit (2)	Aggregate Offering Price (2)	Registration Fee
Common Stock, $.50 par value	1,244,444 shares	$8.10	$10,079,997	$1,278

(1)	This Registration Statement shall also cover any additional shares of Common Stock that become issuable in connection with the shares registered hereby by reasons of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the Company’s outstanding shares of Common Stock.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average of the high and low sales prices of the Registrant’s common stock as reported on the over-the-counter bulletin board on June 25, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The shareholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 30, 2004

PROSPECTUS

1,244,444 SHARES

CIVITAS BANKGROUP, INC.

COMMON STOCK

     This prospectus relates to an aggregate of up to 1,244,444 shares of our common stock that may be sold by the selling shareholders named in this prospectus and their subsequent pledgees, donees, transferees and successors. The selling shareholders acquired these shares of common stock from us in a private placement completed on July 31, 2003. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

     Our common stock is traded on the over-the-counter bulletin board under the symbol “CVBG”. On June 25, 2004, the last reported sales price of our common stock on the over-the-counter bulletin board was $8.10 per share.

     The shares of common stock offered hereby may be sold from time to time in brokerage transactions at prevailing market prices in privately negotiated transactions for the account of each of the selling shareholders at prices at or near the market price, or in other privately negotiated transactions. See “Plan of Distribution.”

     We have agreed to bear all expenses, other than selling commissions and related expenses relating to the shares, in connection with the registration and sale of the shares being registered hereby. We have agreed to indemnify the selling shareholders against certain liabilities and the selling shareholders have agreed to indemnify us against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended. See “Plan of Distribution.”

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June        , 2004.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information contained or incorporated by reference in this prospectus. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, and you should assume the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus is not an offer to sell or the solicitation of an offer to buy our common stock in any circumstances or jurisdiction where the offer or sale is not permitted.

     In this prospectus, “we,” “us,” and “our” refer to Civitas BankGroup, Inc. and its subsidiaries.

i

THE COMPANY

     We are a multi-bank holding company headquartered in Franklin, Tennessee, with $824.8 million in total assets at March 31, 2004. We currently conduct our banking business through five (5) bank subsidiaries in eleven (11) markets throughout Middle and West Tennessee:

•	Cumberland Bank, a Tennessee state chartered bank with nine (9) offices in Macon, Robertson, Smith, Sumner and Warren Counties, Tennessee;

•	BankTennessee, a Tennessee state chartered bank with five (5) offices in Shelby and Lauderdale Counties, Tennessee;

•	Cumberland Bank South, a Tennessee state chartered bank, with five (5) offices in Davidson and Williamson Counties, Tennessee;

•	Bank of Dyer, a Tennessee state chartered bank with three (3) offices in Gibson County, Tennessee; and

•	Bank of Mason, a Tennessee state chartered bank with one (1) office in Tipton County, Tennessee.

     We also own a 50% interest in The Murray Banc Holding Company, LLC in Murray, Kentucky and a 50% interest in Insurors Bank of Tennessee, headquartered in Nashville, Tennessee. The Murray Banc Holding Company is a single bank holding company which owns 100% of The Murray Bank, a federal savings bank which opened in 1999 and has two (2) offices in Calloway County, Kentucky. Insurors Bank is a federal reserve member bank opened in November 2000 and is an internet-based bank primarily serving the banking needs of insurance agents located in Tennessee.

     During the quarter ended June 30, 2004, our management continued to focus on improving our operating efficiencies throughout our bank subsidiaries. The ongoing evaluation of its operations and related operational improvements includes the continued centralization of certain backroom operations, reduction of duplicate operational processes and consideration of the disposal of underperforming branches or subsidiaries in markets offering limited growth potential. In furtherance of this operational improvement program, we have filed applications, and received approvals, to merge our Cumberland Bank and Cumberland Bank South bank subsidiaries, both of which operate in the Nashville metropolitan market.

     Our principal operations include traditional banking services incorporating commercial and residential real estate lending, commercial business lending, consumer lending, construction lending and other financial services, including depository, and brokerage services.

     Our primary service areas are the metropolitan areas of Nashville and Memphis Tennessee and adjacent rural areas. We believe these market areas offer an environment for continued growth with respect to our target market, which includes local consumers, professionals and small businesses.

     Our banks are subject to the regulatory authority of the Department of Financial Institutions of the State of Tennessee, the Federal Reserve Board and the Federal Deposit Insurance Corporation, which currently insures the depositors of each member bank to a maximum of $100,000 per depositor. For this protection, each bank is subject to a quarterly statutory assessment and the rules and regulations of the FDIC.

     Our principal executive offices are located at 4 Corporate Centre, Suite 320, 810 Crescent Centre Drive, Franklin, Tennessee 37067 (telephone: 615-263-9500), and we maintain a website at http://www.civitasbankgroup.com. Information on our website is not part of this prospectus.

RISK FACTORS

     You should carefully consider the risks described below before buying the shares of common stock offered hereby. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also significantly impair our business, financial condition and results of operations.

     If any of the following risks actually occur, our business, financial condition and results of operations could be materially harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

     The amount of Civitas’ non-performing loans, net chargeoffs and provision for loan losses for the fiscal years ended 2003, 2002 and 2001 and for the fiscal quarter ended March 31, 2004 have had the effect of reducing Civitas’ net income and return on assets. Continued deterioration in Civitas’ asset portfolio could likely result in Civitas incurring additional loan charge-offs and making increased provisions for loan losses which will negatively impact future earnings.

     Civitas’ net income in 2001, 2002, 2003 and in the first quarter of 2004 was significantly below historical levels, primarily because of higher provisions for loan losses. Non-performing assets (non-performing loans and foreclosed properties) have increased from approximately $9.1 million at December 31, 2000 to $16.2 million at December 31, 2003 after having reached $24.9 million at December 31, 2002. At March 31, 2004, non-performing assets totaled $20.0 million, a decrease of $8.7 million from March 31, 2003. As a result primarily of increased provisions for loan losses over the prior year’s first quarter, Civitas’ net income for the three months ended March 31, 2004 was negatively impacted and totaled $754,000. The provision for loan losses for the three months ended March 31, 2004 was $561,000 as compared to $421,000 for the same period in 2003. Civitas had net charge-offs of approximately $512,000 in the three month period ended March 31, 2004. Total non-performing loans were $15.9 million or 2.9% of total loans at March 31, 2004, $12.4 million or 2.3% of total loans at December 31, 2003 and $18.4 million or 3.4% of total loans at March 31, 2003. Continued deterioration of economic conditions and further identification of borrowers experiencing financial weakness could cause additional charge-offs and provision for loan losses, increases in non-performing loans, and further losses.

     The level of Civitas’ allowance for loan losses and the amount of the provision involve evaluation of uncertainties and matters of judgment. Further deterioration in problem credits, the results of ongoing internal evaluations and reviews of the loan portfolio, or the impact of deteriorating economic conditions on other businesses, could require increases in the provision for loan losses and could result in future charges to earnings which could have a significant negative impact on net earnings. Furthermore, Civitas believes that continued deterioration in the economy in both its primary market areas and nationally could have a significant impact on loans not currently identified as problems as well as those that are identified.

     Civitas and certain of its bank subsidiaries have adopted board resolutions or executed memoranda of understanding with bank regulators that impose certain obligations on Civitas, including obligations with respect to the maintenance of minimum capital levels and prohibit Civitas from paying dividends to its shareholders without prior regulatory approval.

     Civitas and its subsidiaries, Cumberland Bank, BankTennessee and Bank of Dyer, have agreed with or committed to bank regulatory officials to take various actions, including to reduce the level of criticized or non-performing loans, to improve loan underwriting, problem loan resolution and collection, and strategic and capital planning, to obtain prior regulatory approval before incurring additional holding company indebtedness, repurchasing shares, or paying dividends from certain subsidiary banks to the holding company or from the holding company to shareholders, and to maintain certain capital levels at subsidiary banks in excess of those required for well capitalized status. The most restrictive of these provisions would require Civitas to maintain a Tier I leverage ratio of at least 7.0% at BankTennessee, Bank of Dyer and Cumberland Bank. Civitas and its subsidiaries believe they were in compliance in all material respects with these agreements at March 31, 2004. Civitas and its subsidiaries intend to continue to comply with these agreements, and Civitas received approval to pay dividends for the first quarter of 2004. Civitas believes that the earnings from operations and available funds will be sufficient to allow Civitas to meet all these commitments and the requirements for well-capitalized status through the end of

2004. However, Civitas’ regulators have considerable discretion in determining whether to grant required approvals, and no assurance can be given that such approvals will be forthcoming.

     If Civitas’ bank subsidiaries were unable to pay dividends to Civitas, Civitas would be limited to parent company fees to fund its operating expenses and would need to obtain alternative financing sources, such as proceeds of an offering of its equity securities or the borrowing of additional amounts in order to meet its debt servicing obligations, including its senior bank debt and its subordinated debt obligation on the trust preferred securities issued by Cumberland Capital Trust I and Cumberland Capital Trust II.

     Further deterioration in the general economic conditions in Civitas’ market areas and changes in interest rates may significantly decrease the Company’s net interest income and, thus, its profitability.

     The results of operations of banking institutions generally, and of Civitas’ bank subsidiaries specifically, are materially affected by general economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities as well as other factors that affect market rates of interest. Civitas’ profitability is significantly dependent on “net interest income,” which is the difference between interest income on interest-earning assets, like loans and investments, and interest expense on interest-bearing liabilities, like deposits and borrowings. Thus, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve or otherwise, could have a significant effect on Civitas’ net interest income. Although Civitas’ bank subsidiaries actively manage their exposure to interest rate changes, these changes are beyond their control and the bank subsidiaries cannot fully insulate themselves from the effect of rate changes.

     Deteriorating economic conditions have placed stress on some of Civitas’ commercial and consumer borrowers causing such borrowers to experience difficulties in paying their loan obligations to Civitas. Civitas’ borrowers have also experienced a higher than normal amount of bankruptcies. The inability of Civitas’ customers to repay their loan obligations will adversely affect its results of operations.

     Civitas has relatively high amounts of construction and development loans, which have a greater credit risk than residential mortgage loans or a more diversified loan portfolio.

     Construction and development lending is a more significant portion of Civitas’ loan portfolio than is typical for banks and bank holding companies in its area. It carries a high dollar percentage of construction and development loans in its portfolio, i.e., approximately 15.9% of its total loans as of March 31, 2004. This type of lending is generally considered to have higher credit risks than traditional single-family residential lending because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate project. Consequently, these loans are more sensitive to adverse conditions in the real estate market or the general economy. These loans are generally less predictable and more difficult to evaluate and monitor, and collateral may be difficult to dispose of in a market decline. If Civitas’ bank subsidiaries experience significant construction loan loss because they inaccurately estimated the cost and value of construction loan projects or because of a general economic downturn, Civitas could experience earnings loss which would reduce its net tangible book value.

     Civitas’ outstanding senior bank debt contains certain financial and operational covenants. In the event that Civitas is not able to comply with, or obtain waivers or breaches of, these covenants it would be in default under the terms of its senior debt.

     At March 31, 2004, Civitas had approximately $4.7 million of outstanding senior bank debt. The senior debt is secured by all of the capital stock of Civitas’ bank subsidiaries held by Civitas. Civitas has agreed to certain financial and operational covenants under the terms of its senior debt, including the maintenance of certain capital levels and levels of its allowance for loan losses and limiting its ability to incur additional indebtedness and to pay dividends. The failure by Civitas to comply with these covenants or to obtain waivers from its lenders of any breaches of these covenants would result in Civitas being in default under the terms of its senior debt. Civitas has in the past sought, and received, waivers for breaches of certain of these covenants. In the event that Civitas was not successful in obtaining a waiver of any future breach of any covenant or other event of default under its senior debt, it would be required to repay all amounts then outstanding under the terms of its senior debt, which payment obligation could have a material adverse effect on its results of operations and financial condition.

     Civitas’ key management personnel may leave at any time.

     Civitas’ future success depends to a significant extent on the continued service of its key management personnel, especially Richard Herrington, its president and chief executive officer, and its bank subsidiaries’ presidents. Civitas does not have employment agreements with any of its personnel. Civitas can provide no assurance that it will be able to retain any of its key officers and employees or attract and retain qualified personnel in the future.

     Civitas, as well as its bank subsidiaries, operate in a highly regulated environment and are supervised and examined by various federal and state regulatory agencies who may adversely affect Civitas’ ability to conduct business.

     The Tennessee Department of Financial Institutions and the Board of Governors of the Federal Reserve System supervise and examine Civitas’ bank subsidiaries. Because the bank subsidiaries’ deposits are federally insured up to $100,000, the Federal Deposit Insurance Corporation also regulates the bank subsidiaries. The Federal Reserve also regulates Civitas, as a bank holding company. In addition, the Office of Thrift Supervision supervises and regulates The Murray Bank, which is a federal savings bank. These and other regulatory agencies impose certain regulations and restrictions on the bank subsidiaries, including:

•	meeting explicit standards as to capital and financial condition;

•	limitations on the permissible types, amounts and extensions of credit and investments;

•	restrictions on permissible non-banking activities; and

•	restrictions on dividend payments.

     Federal and State regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. As a result, Civitas must expend significant time and expense to assure that it is in compliance with regulatory requirements and agency practices.

     Civitas, as well as its bank subsidiaries, also undergoes periodic examinations by one or more regulatory agencies. Following such examinations, Civitas may be required, among other things, to make additional provisions to its allowance for loan loss or to restrict its operations. These actions would result from the regulators’ judgments based on information available to them at the time of their examination. The bank subsidiaries’ operations are also governed by a wide variety of state and federal consumer protection laws and regulations. These federal and state regulatory restrictions limit the manner in which Civitas, and the bank subsidiaries, may conduct business and obtain financing. These laws and regulations can and do change significantly from time to time, and any such change could adversely affect Civitas’ results of operations.

     Civitas risks losing customers because it competes with often larger, more comprehensive financial service institutions for customer lending and investment business in the markets it serves.

     The banking and financial services business is highly competitive, especially in both Shelby and Williamson County, Tennessee generally, and in the market areas of BankTennessee and Cumberland Bank South specifically. As of June 30, 2003, BankTennessee had less than 1% and 5.5% of the total bank deposits in Shelby and Lauderdale Counties, its primary markets, respectively. Cumberland Bank South had less than 1% of the total bank deposits in Williamson and Davidson Counties, its primary markets, respectively. Civitas’ bank subsidiaries compete for loans, deposits and customers and the delivery of other financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial service providers. Many of these competitors have much greater total assets and capitalization than does Civitas. These larger institutions have higher lending limits, have greater access to capital markets and offer a broader array of financial services, such as trust services and international banking services, than Civitas’ bank subsidiaries. Furthermore, the recent occurrences of “megamergers” between larger multi-regional banks and between banks and other financial services industries is indicative of a rapidly changing banking environment where technology and the reduction of regulatory barriers may adversely affect smaller, traditional community banks like Civitas’ bank subsidiaries.

     Purchasers of the shares being offered by the selling shareholders, along with all of our other shareholders, may have their percentage ownership interest in Civitas diluted in the future.

     Civitas may be required to issue additional shares of its common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of its common stock. In addition, Civitas has adopted certain employee benefit plans as well as a stock option plan pursuant to which it may be required to issue shares of common stock in the future. At June 30, 2004, Civitas had reserved for issuance pursuant to its stock option plan and its stock purchase plan 2,250,000 shares of common stock. Options to purchase 300,100 shares of common stock at a weighted average exercise price of $5.13 were outstanding under the stock option plan at March 31, 2004. In addition, Civitas has adopted a Dividend Reinvestment and Common Stock Purchase Plan pursuant to which it has reserved for issuance 250,000 shares of its common stock. Also, Civitas has reserved 300,000 shares of its common stock for issuance pursuant to its 401(k) plan. The sale of these shares or the issuance of the shares pursuant to the aforementioned plans could significantly dilute the ownership interest of Civitas’ shareholders, including those purchasing the shares covered by this prospectus, and may be made at prices lower than the price paid by Civitas’ other shareholders, including those who may purchase the shares of common stock covered by this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “estimate,” “expect,” “intend,” “seek” or similar expressions. These forward-looking statements may address, among other things, our operating and growth strategy, our regulatory environment, projections of revenue, income or loss and expected levels of non-performing assets. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under the caption “Risk Factors” in this prospectus and in the documents incorporated or deemed to be incorporated by reference in this prospectus.

     If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

SELLING SHAREHOLDERS

     The following table sets forth information provided to us by the selling shareholders regarding their beneficial ownership of our common stock as of June 30, 2004, and as adjusted to reflect the sale of the shares offered hereby, assuming that all of the shares offered hereby will be sold. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if he or she has or shares the power to vote or direct the voting of the security, has or shares the power to dispose of or direct the disposition of the security, or has the right to acquire the security within 60 days.

			Shares Beneficially Owned
	Shares Beneficially Owned	Shares	After the Offering
Shareholder	Prior to the Offering	Being Offered	Number	Percent (%)
Financial Stocks Capital Partners II L.P.	888,889	888,889	0	0
Cerulean Partners, Ltd.	177,777	177,777	0	0
Acadia Fund I LP	177,778	177,778	0	0

     The shares being offered by the selling shareholders were acquired from us in a private placement pursuant to Regulation D and/or Section 4(2) of the Securities Act that was consummated on July 31, 2003. Pursuant to a Registration Rights Agreement, dated July 31, 2003 (the “Registration Rights Agreement”), that we entered into with certain investors in connection with the private placement we agreed to file a registration statement covering the shares of common stock included in this prospectus.

     The number of shares in the column “Shares Being Offered” represents all of the shares of our common stock that each selling shareholder may offer under this prospectus. We do not know how long the selling shareholders will hold the resale shares before selling them or how many resale shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling shareholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the security holders listed above.

USE OF PROCEEDS

     All of the shares covered by this prospectus are being offered by the selling shareholders. We will not receive any of the proceeds from the sale of the shares.

PLAN OF DISTRIBUTION

     The shares may be sold from time to time by the selling shareholders or by certain permitted successors or assigns, including donees, pledges, transferees or other successors-in-interest as set forth in the Registration Rights Agreement who receive the shares as a result of a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may make these sales on the over-the-counter bulletin board or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, at fixed prices or in privately negotiated transactions. The selling shareholders may use one or more of the following methods to sell the shares of common stock:

•	a block trade in which a selling shareholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the rules of the applicable automated interdealer quotation system;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	sales through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders or such successors in interest and/or from the purchasers of shares for whom they act as agents; and

•	the pledge of the shares as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distribution of the shares or interests therein.

     The selling shareholders may enter into hedging transactions with broker-dealers in connection with sales of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate selling commissions, if any, and other expenses of issuance and distribution not borne by us. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act.

     The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. Each of the selling shareholders that is affiliated with a registered broker-dealer has represented to us that it acquired the shares offered by it under this prospectus in the ordinary course of business, and that at the time of acquisition of these shares, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.

     The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the resale shares.

     To the extent required, the specific shares of common stock to be sold, the names of the selling shareholders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be described in a supplement to this prospectus.

     Pursuant to the Registration Rights Agreement, we have agreed to bear certain expenses of registration of the shares under the federal and state securities laws and of any offering and sale hereunder, but not including expenses related to underwriting discounts, selling commissions and stock transfer taxes attributable to the sale of the shares.

     The Registration Rights Agreement provides that we will indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

     Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     There can be no assurance that the selling shareholders will sell any or all of the shares of our common stock offered by them hereunder.

LEGAL MATTERS

     Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee.

EXPERTS

     The consolidated financial statements of Civitas BankGroup, Inc. and subsidiaries as of December 31, 2003 and December 31, 2002, and for each of the fiscal years then ended have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Crowe Chizek and Company LLC, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Civitas BankGroup, Inc. (formerly Cumberland Bancorp, Incorporated) and subsidiaries for the year ended December 31, 2001, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Heathcott and Mullaly, P.C., independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE CAN YOU FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

     We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act. The registration statement relates to the common stock offered by the selling shareholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC, as described in the preceding paragraph.

INCORPORATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the termination of this offering, as well as the following documents:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2004 Annual Meeting of Shareholders, filed with the SEC on March 30, 2004;

•	Our Quarterly Report on Form 10-Q, filed with the SEC on May 17, 2004;

•	Our Current Reports on Form 8-K, filed with the SEC on January 23, 2004 and April 29, 2004;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on September 20, 1999 and all amendments and reports filed for the purpose of updating such description prior to the termination of the offering of the common stock offered hereby.

     Notwithstanding the foregoing, information furnished under Item 9 or Item 12 of our Current Reports on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus and the registration statement.

     We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated into this prospectus). Request for such information should be directed to Corporate Secretary, Civitas BankGroup, Inc., 4 Corporate Centre, Suite 320, 810 Crescent Centre Drive, Franklin, Tennessee 37067 (Telephone 615-263-9500).

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The expenses to be paid by the Registrant in connection with the distribution of the securities being registered are as set forth in the following table:

Registration Fee Under Securities Act of 1933	$1,278
*Blue Sky Fees and Expenses	$1,000
*Legal Fees and Expenses	$7,500
*Accounting Fees and Expenses	$2,500
*Printing and Engraving	$1,000
*Miscellaneous	$500

*Total	$13,778

*	Estimated.

Item 15. Indemnification of Directors and Officers.

     The Tennessee Business Corporation Act (“TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interests, (iii) in all other cases, the director of officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

     Civitas’ Restated Charter, as amended, provides that Civitas shall indemnify against liability, and advance expenses to, any director or officer of Civitas to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule or regulation adopted in lieu thereof. Additionally, Article 12 of Civitas’ Restated Charter, as amended, provides that, to the fullest extent permitted by the TBCA, no director of Civitas shall be personally liable to Civitas or any of its shareholders for monetary damages for breach of fiduciary duty as a director.

     Directors’ and officers’ liability insurance has also been obtained by Civitas, the effect of which is to indemnify the directors and officers of Civitas against certain damages and expenses because of certain claims made against them caused by their negligent act, error or omission.

Item 16. Exhibits.

3.1	Restated Charter of Civitas BankGroup, Inc. (restated electronically for SEC filing purposes only).

3.2	Amended and Restated Bylaws of Civitas BankGroup, Inc. (restated electronically for SEC filing purposes only).

4.1	Form of Certificate for the Common Stock (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1, Registration No. 333-84173).

4.2	Registration Rights Agreement, dated July 31, 2003, between Civitas BankGroup, Inc. and the investors set forth therein.

5.1	Opinion of Bass, Berry & Sims PLC.

23.1	Consent of Crowe Chizek and Company LLC.

23.2	Consent of Heathcott and Mullaly, P.C.

23.3	Consent of Bass, Berry & Sims PLC (included in their opinion filed as Exhibit 5.1).

24.1	Powers of Attorney (contained on signature page of this Registration Statement).

Item 17. Undertakings.

     (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange

Act and that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on June 30, 2004.

CIVITAS BANKGROUP, INC.

By:	/s/ Richard Herrington

Richard Herrington
Chief Executive Officer

     Know all men by these presents, that each person whose signature appears below constitutes and appoints Richard Herrington and Andy LoCascio (with full power to each of them to act alone) as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead in any and all capacities to sign any or all amendments or post-effective amendments to this registration statement, including post-effective amendments filed pursuant to Rule 462(b) of the Securities Act, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, to sign any and all applications, registration statements, notices or other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Herrington	Director, President and Chief Executive	June 30, 2004
Officer (Principal Executive Officer)
Richard Herrington

/s/ Andy LoCascio	Chief Financial Officer	June 30, 2004
(Principal Financial and Accounting Officer)
Andy LoCascio

/s/ John Wilder	Chairman of the Board	June 30, 2004

John Wilder

/s/ Danny Herron	Director	June 30, 2004

Danny Herron

/s/ Tom E. Paschal	Director	June 30, 2004

Tom E. Paschal

/s/ Ronald Gibson	Director	June 30, 2004

Ronald Gibson

/s/ Frank Inman, Jr.	Director	June 30, 2004

Frank Inman, Jr.

/s/ Alex Richmond	Director	June 30, 2004

Alex Richmond

/s/ John S. Shepherd	Director	June 30, 2004

John S. Shepherd

/s/ James Rout	Director	June 30, 2004

James Rout

/s/ Joel Porter	Director	June 30, 2004

Joel Porter

/s/ Paul Pratt, Sr.	Director	June 30, 2004

Paul Pratt, Sr.

/s/ R. Todd Vanderpool	Director	June 30, 2004

R. Todd Vanderpool

/s/ William Wallace	Director	June 30, 2004

William Wallace

/s/ Tom Price	Director	June 30, 2004

Tom Price

EXHIBIT INDEX

3.1	Restated Charter of Civitas BankGroup, Inc. (restated electronically for SEC filing purposes only).

3.2	Amended and Restated Bylaws of Civitas BankGroup, Inc. (restated electronically for SEC filing purposes only).

4.1	Form of Certificate for the Common Stock (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1, Registration No. 333-84173).

4.2	Registration Rights Agreement, dated July 31, 2003, between Civitas BankGroup, Inc. and the investors set forth therein.

5.1	Opinion of Bass, Berry & Sims PLC.

23.1	Consent of Crowe Chizek and Company LLC.

23.2	Consent of Heathcott and Mullaly, P.C.

23.3	Consent of Bass, Berry & Sims PLC (included in their opinion filed as Exhibit 5.1).

24.1	Powers of Attorney (contained on signature page of this Registration Statement).